

Mail Stop 3720

March 1, 2017

Ewout L. Steenbergen
Chief Financial Officer
S&P Global Inc.
55 Water Street
New York, NY 10041

   Re: S&P Global Inc.
     Form 10-K for Fiscal Year Ended December 31, 2016
     Filed February 9, 2017
     Form 8-K
     Filed February 7, 2017
     File No. 001-01023

Dear Mr. Steenbergen:

   We have limited our review of your filings to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 8-K filed on February 7, 2017
Exhibit 99.1

1. Your disclosures on page 4 appear to suggest that you use "free cash flow" and "free cash flow excluding above items" as measures of operating performance. However, in Exhibit 8 you reconcile these measures to cash flows provided by operating activities, a liquidity measure. Please clarify your disclosure in your next earnings release.

2.   Please refer to Exhibit 5. It appears that your tabular presentations of "Operating Results by Segment - Reported vs. Performance Non-GAAP Financial Information" attach undue prominence to non-GAAP information. Accordingly, please revise your presentation to comply with Item 10(e)(1)(i)(A) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K to eliminate the full non-GAAP income statements. For additional guidance, please refer to Question 102.10 of the Compliance and Disclosure Interpretation on Non-GAAP Financial Measures issued on May 17, 2016.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

                                        Sincerely,

                                        /s/ Carlos Pacho

                                        Carlos Pacho
                                        Senior Assistant Chief Accountant
                                        AD Office 11 – Telecommunications